EXHIBIT 20.1

222 LAKEVIEW AVENUE, SUITE 1500, WEST PALM BEACH, FL 33401

NEWS RELEASE

TODHUNTER INTERNATIONAL, INC., ANNOUNCES FINANCIAL RESULTS

FOR FIRST QUARTER ENDED DECEMBER 31, 2003

WEST PALM BEACH, FLORIDA—February 12, 2004—Todhunter International, Inc. (AMEX: THT), a leading distiller of rum and brandy, and importer and marketer of premium branded spirits, today reported financial results for its first quarter ended December 31, 2003.

Net sales for fiscal 2004’s first quarter were $22,441,652, an increase of 7.0% over $20,964,479 in the same period last year. Gross profit was $7,133,476, an increase of 27.7% over $5,584,238 in the same period last year.  First-quarter net income was $851,284, or $0.15 per diluted share, compared with a net loss of $1,492,456, or a loss of ($0.27) per diluted share, one year ago.  During the prior year’s first quarter, the Company incurred a one time charge of approximately $0.9 million, net of income taxes, relating to the retirement of the Company’s former Chairman and Chief Executive Officer, After adding back this charge for the prior period, the loss per diluted share was ($0.10).

Commenting on the results, Jay S. Maltby, Chairman and Chief Executive Officer said, “We are pleased with the first quarter improvement versus last year in net sales, gross profit, operating income and net income.  Our premium brands business continues to grow at double digits and our core bulk alcohol, vinegar and cooking wine businesses are stable, providing good cash flow to support our investment spending on our primary growth opportunity, the award winning Cruzan Estate Rums and Cruzan Flavored Rums. Despite increased competition in the flavored rum category, we expect that with our continued focus on Cruzan, and an increased marketing budget, Cruzan will once again achieve double digit growth in fiscal 2004.”

The Chairman also noted that, “Our bottling operations volume has improved somewhat, with losses from this business declining from last year.  We are currently consolidating our bottling operations to increase efficiencies and reduce overhead and expect this business to return to profitability during the fourth quarter of fiscal 2004.”

Todhunter International, Inc., is a major supplier of rum, brandy and wine to the beverage alcohol industry. The Company also produces ultra-premium single-barrel aged rums and tropical rums, vinegar and other alcohol-related products. Todhunter produces and distributes the Cruzan line of rums from the Virgin Islands.

Statements contained in this press release, other than historical facts, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Todhunter intends that such forward-looking statements shall be subject to the safe harbors created thereby. These statements involve various risks and uncertainties, including without limitation those contained in the section entitled “Forward-Looking Statements” in Todhunter’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003. As a result, future results may differ materially from the expected results represented by the forward-looking statements contained in this press release.

Contact: Ezra Shashoua, Executive Vice President and Chief Financial Officer
William J. Viggiano, Controller
(561) 655-8977

—Financial Results Follow—

TODHUNTER INTERNATIONAL, INC.

Statements of Income

			Statement of Income as a % of Net Sales
Periods ended	Three Months		Three Months
December 31,	2003	2002	2003	2002

Net sales	22,441,652	20,964,479	100.0%	100.0%
Cost of sales	15,308,176	15,380,241	68.2%	73.4%

Gross profit	7,133,476	5,584,238	31.8%	26.6%
Selling, general and Administrative	6,248,054	5,508,973	27.8%	26.3%

Operating income	885,422	75,265	3.9%	0.4%
Interest expense	(696,983)	(724,903)	-3.1%	-3.5%
Other income (expense), net	615,250	(1,171,081)	2.7%	-5.6%

Income (loss) before income taxes	803,689	(1,820,719)	3.6%	-8.7%
Income tax benefit	47,595	328,263	0.2%	1.6%

Net income (loss)	851,284	(1,492,456)	3.8%	-7.1%

Earnings (loss) per common share:
Basic	$0.15	$(0.27)
Diluted	$0.15	$(0.27)

Common shares and equivalents outstanding
Basic	5,596,174	5,571,125
Diluted	5,679,016	5,571,125
Shares outstanding at end of period	5,604,734	5,570,234

TODHUNTER INTERNATIONAL, INC.

Condensed Consolidated Balance Sheets

			Balance Sheet as a % of Total Assets
	December 31, 2003	September 30, 2003	December 31, 2003	September 30, 2003
ASSETS
CURRENT ASSETS
Cash and short-term investments	20,717,630	16,737,621	14.83%	12.02%
Receivables	15,311,748	18,746,413	10.96%	13.46%
Inventories	28,556,598	28,664,895	20.44%	20.58%
Other current assets	7,185,273	6,767,759	5.14%	4.86%
Total current assets	71,771,249	70,916,688	51.37%	50.91%

PROPERTY AND EQUIPMENT, net	39,531,172	40,056,612	28.29%	28.76%
OTHER ASSETS	28,421,468	28,325,773	20.34%	20.33%
Total assets	139,723,889	139,299,073	100.00%	100.00%

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt	22,300,000	4,000,000	15.96%	2.87%
Accounts payable	9,168,453	6,288,431	6.56%	4.51%
Other accrued expenses	2,462,961	3,837,745	1.76%	2.76%
Total current liabilities	33,931,414	14,126,176	24.28%	10.14%

LONG-TERM DEBT, less current maturities	27,288,750	47,315,617	19.53%	33.97%

DEFERRED INCOME TAXES	5,240,000	5,243,000	3.75%	3.76%

OTHER LIABILITIES	1,676,847	2,002,761	1.20%	1.44%

STOCKHOLDERS’ EQUITY	71,586,878	70,611,519	51.23%	50.69%
Total liabilities and stockholders’ equity	139,723,889	139,299,073	100.00%	100.00%